UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2012

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                      to

Commission File Number 0-13089

A.	Full title of plan and the address of the plan, if different from that of the issuer named below:

Hancock Bank 401(k) Savings and Investment Plan and Trust

(now known as the Hancock Holding Company 401(k) Savings Plan and Trust)

B.	Name of the issuer of the securities held pursuant to the plan and the address of its executive office:

HANCOCK HOLDING COMPANY

One Hancock Plaza

2510 14th Street

Gulfport, Mississippi 39501

HANCOCK HOLDING COMPANY 401(k) SAVINGS PLAN

Employer I.D. Number 64-0693170

Plan Number: 003

Audited Financial Statements

Years Ended December 31, 2012 and 2011

Note: Supplemental schedules required by the Employee Retirement Income Security Act of 1974 not included herein are deemed not applicable to Hancock Holding Company 401(k) Savings Plan.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Participants and Plan Administrators

of the Hancock Holding Company 401(k) Savings Plan

Gulfport, Mississippi 39501

We have audited the accompanying statements of net assets available for benefits of the Hancock Holding Company 401(k) Savings Plan (the “Plan”) as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (“PCAOB”). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011 and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements, the Whitney Bank Savings Plus Plan (the “Whitney Plan”) was merged into the Plan, on December 31, 2012. Our opinion has not been modified with respect to this matter.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of and for the year ended December 31, 2012, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Horne LLP

Ridgeland, Mississippi

June 28, 2013

HANCOCK HOLDING COMPANY 401(k) SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2012 and 2011

	2012	2011
ASSETS
Cash	$343,846	$—
Investments, at fair value	127,331,409	69,721,702
Receivables
Investment sales receivable	82,572,626	—
Employer contributions receivable	2,616,575	72,029
Participant contributions receivable	228,856	181,262
Notes receivable from participants	2,794,221	—

Total receivables	88,212,278	253,291

Total assets	$215,887,533	$69,974,993

LIABILITIES
Other liabilities	$—	$77,334

Net assets available for benefits	$215,887,533	$69,897,659

See accompanying notes.

HANCOCK HOLDING COMPANY 401(k) SAVINGS PLAN

Statements of Changes in Net Assets

Available for Benefits

Years Ended December 31, 2012 and 2011

	2012	2011
Additions to net assets attributed to Investment income
Net appreciation (depreciation) in fair value of investments	$5,456,252	$(1,707,479)
Dividends	1,455,678	1,641,937

Total investment appreciation (depreciation)	6,911,930	(65,542)
Contributions
Employer	2,409,390	2,152,621
Employee	6,237,021	5,448,872
Rollover	595,255	455,964

Total contributions	9,241,666	8,057,457

Total additions	16,153,596	7,991,915
Deductions from net assets attributed to Benefits paid to participants	6,695,452	6,022,496
Administrative and other expenses	76	42

Total deductions	6,695,528	6,022,538

Net increase before plan merger	9,458,068	1,969,377
Transfer from Whitney Savings Plus Plan	136,531,806	—

Net increase	145,989,874	1,969,377
Net assets available for Plan benefits
Beginning of year	69,897,659	67,928,282

End of year	$215,887,533	$69,897,659

See accompanying notes.

HANCOCK HOLDING COMPANY 401(k) SAVINGS PLAN

Years Ended December 31, 2012 and 2011

NOTES TO FINANCIAL STATEMENTS

Note 1. Description of the Plan

The following description of the Hancock Holding Company 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

Merger of Whitney Bank Savings Plus Plan into the Plan

On June 4, 2011 (the “Merger Date”), Whitney Holding Corporation, the parent of Whitney National Bank (“Legacy Whitney”), completed its merger with and into Hancock Holding Company (“Hancock”). Simultaneous with the merger, Legacy Whitney merged with and into Hancock Bank of Louisiana, a wholly owned subsidiary of Hancock, with Hancock Bank of Louisiana surviving the merger and continuing its corporate existence under the name “Whitney Bank” (the “Bank”).

On December 31, 2012, the Whitney Bank Savings Plus Plan (the “Whitney Plan”) was merged into the Plan. Effective with the merger, the net assets of the Whitney Plan, totaling approximately $136.5 million and its participant accounts were transferred to the Plan and are reported in the Plan’s financial statements. The Plan provisions described below will govern the participation and benefits available to former Whitney Plan participants effective January 1, 2013.

The net assets transferred is comprised of the following:

Investment sales receivable	$82,572,626
Mutual funds – equity	32,577,037
Employer securities	15,742,491
Employer contribution receivable	2,616,575
Participant contributions receivable	228,856
Notes receivable from participants	2,794,221

$136,531,806

General

The Plan is a defined contribution plan established under the provisions of Section 401(a) of the Internal Revenue Code (“IRC”), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC for eligible employees of Hancock Bank, Whitney Bank, Hancock Insurance Agency and Subsidiaries, Harrison Finance Company, J. Everett Eaves, Inc., Lighthouse Services Corp. and Hancock Investment Services, Inc. (collectively, the “Company”). All full-time and part-time employees of the Company who have completed 60 days of service and are age 18 or older are eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

HANCOCK HOLDING COMPANY 401(k) SAVINGS PLAN

Years Ended December 31, 2012 and 2011

NOTES TO FINANCIAL STATEMENTS

Note 1. Continued

Plan Administration

Hancock Bank (the “Trustee”), a subsidiary of Hancock Holding Company, holds the Plan’s investments and executes transactions for the Plan. The Plan is administered by an officer of Hancock Bank. The Plan utilizes the services of EPIC Advisors, Inc. as the third-party administrator.

Contributions

Eligible employees may elect to defer up to the Internal Revenue Service (“IRS”) limitations, $17,000 and 16,500, respectively, for 2012 and 2011, with certain restrictions for highly compensated employees. The Company matches 50 percent of participant contributions up to the first 6 percent of the participant’s salary under the provisions of the Plan. Beginning January 1, 2013 the Company will match 100 percent of the first 1 percent of compensation deferred by a participant, and 50 percent on the next 5 percent of eligible compensation deferred. Eligible employees who are not participating in the Plan and have not actively opted out of participation will be automatically enrolled at an initial 3 percent deferral rate.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s matching contribution, and earnings and losses and is also charged with an allocation of administrative expenses to the extent such expenses are paid by the Plan. All allocations are based on participant earnings or account balances, as defined by the Plan.

The Plan provides benefits based solely upon the amounts contributed to the participant’s account and any income, expenses and gains and losses on investment, which may be allocated to such participant’s account.

Vesting

Participants are fully vested in their contributions and allocated earnings or losses thereon. Participants are fully vested in employer matching contributions and allocated earnings or losses thereon after three years of service, with no vesting before three years of service. Effective January 1, 2013, the Company’s matching contributions and associated earnings or losses vest immediately after the participant has completed two years of service. All participants vest 100 percent upon reaching normal or early retirement age, or upon termination of employment due to death or permanent disability.

HANCOCK HOLDING COMPANY 401(k) SAVINGS PLAN

Years Ended December 31, 2012 and 2011

NOTES TO FINANCIAL STATEMENTS

Note 1. Continued

Forfeitures

Forfeitures of employer matching contributions and allocated earnings and losses thereon are used to reduce employer contributions and Plan expenses. At December 31, 2012 and 2011, the forfeited amounts available for reducing future employer contributions were $280,194 and $74,325, respectively. During 2012 and 2011, $94,142 and $316, respectively, was used to reduce employer contributions.

Investment Options

The Plan allows participants to direct contributions into various investment options. These options include mutual funds, money market funds and Hancock Holding Company common stock.

Notes Receivable from Participants

Notes receivable from participants were not permitted by the Plan in 2012. The notes receivable that merged into the Plan from the Whitney 401(k) Saving Plus Plan on December 31, 2012 were the only loans in the Plan at December 31, 2012. Effective January 1, 2013, participants may borrow from their accounts amounts ranging from a minimum of $1,000 to a maximum of 50 percent of the account balance, not to exceed $50,000. Loan maturities generally range from 1-5 years with one loan available at any time. The loans are collateralized by the balance in the participant’s account and are to bear interest at the prime rate as reported in the Wall Street Journal plus 1 percent or such other rate determined by the Plan Administrator on a uniform and consistent basis. The interest rate on outstanding loan balances ranged between 4.25 percent and 9.25 percent for 2012 and 2011. Principal and interest is paid ratably through payroll deductions. Upon origination of a loan, participants are charged an administrative fee. Loan fees will be reflected in administrative expenses beginning January 1, 2013 for new loans. Participant loans are presented as notes receivable from participants in the statements of net assets available for plan benefits.

Payment of Benefits

Benefits are generally payable on termination of employment, retirement, death or disability. Benefits may be paid by either lump-sum payment, periodic payments over an actuarially determined period or rolled over into a qualified plan, subject to regulatory requirements. Hardship distributions are also available from participants’ elective deferral accounts, subject to regulatory requirements.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

HANCOCK HOLDING COMPANY 401(k) SAVINGS PLAN

Years Ended December 31, 2012 and 2011

NOTES TO FINANCIAL STATEMENTS

Note 2. Continued

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

All Plan investments as of December 31, 2012 and 2011 are held by the Trustee and are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 9 for discussion of fair value measurements. Purchases and sales of investments are recorded on a trade-date basis. Any trades not settled as of year-end are recorded as Investment Sales Receivable or Investment Purchases Payable in the Statements of Net Assets Available for Benefits. Dividends are recorded on the ex-dividend date. Realized and unrealized gains and losses on the Plan’s investments are included in net appreciation in the fair value of investments in the statements of changes in net assets available for benefits.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Administrative expenses related to record keeping for the Plan are paid by the Plan to an unrelated third-party. Those expenses not paid by the Plan are paid for by the Company, which include all trustee fees to Hancock Bank. The Company paid $82,376 for administrative expenses related to the Plan.

Note 3. Investments

The following table represents the fair value of the Plan’s investments that represent 5 percent or more of the Plan’s net assets at December 31, 2012 or 2011.

	2012	2011
Mutual Funds
Hancock Horizon Growth Fund
Class A (participant directed)	$11,908,828	$7,458,735
Hancock Horizon Strategic Income Bond Fund
Trust Class (nonparticipant directed)	—	3,908,585
Class A (participant directed)	—	8,604,445

HANCOCK HOLDING COMPANY 401(k) SAVINGS PLAN

Years Ended December 31, 2012 and 2011

NOTES TO FINANCIAL STATEMENTS

Note 3. Continued

	2012	2011
Hancock Horizon Treasury SEC Money Market
Sweep Class A (participant directed)	$—	$3,796,225
Hancock Horizon Value Fund
Class A (participant directed)	12,225,692	9,915,667
Hancock Horizon Burkenroad
Class A (participant directed)	—	5,034,828
Hancock Horizon Core Bond
Class A (participant directed)	12,542,390	—
Fidelity Capital Appreciation (participant directed)	14,438,948	—
Fidelity Contrafund (participant directed)	14,570,417	—
Employer Securities
Hancock Holding Company Common Stock	28,752,775	11,680,335

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) during the years ended December 31, 2012 and 2011 as follows:

	2012	2011
Mutual funds	$5,594,410	$(803,897)
Employer securities
Hancock Holding Company	(138,158)	(903,582)

Net appreciation (depreciation) in fair value of investments	$5,456,252	$(1,707,479)

Note 4. Tax Status

The Plan has received a favorable determination letter dated June 13, 2012, stating that the Plan is qualified under Section 401 of the IRC and is therefore exempt from federal income taxes. The Whitney Plan also received a favorable determination letter dated June 13, 2012. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

The Plan had no uncertain tax positions at December 31, 2012 or 2011. If interest and penalties are incurred related to uncertain tax positions, such amounts are recognized in income tax expense. Tax periods for all years after 2008 remain open to examination by the federal and state taxing jurisdictions to which the Plan is subject.

HANCOCK HOLDING COMPANY 401(k) SAVINGS PLAN

Years Ended December 31, 2012 and 2011

NOTES TO FINANCIAL STATEMENTS

Note 5. Non-Participant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the investments that are non-participant-directed is as follows:

	2012	2011
Net assets
Mutual funds	$—	$9,469,134
Money market funds	—	92,566
Certificates of deposit	—	335,880

Net assets available for benefits	$—	9,897,580

Changes in net assets
Interest and dividend income	—	207,028
Net (depreciation) appreciation in fair value of investments	—	(30,515)
Benefits paid	—	(413,620)

Changes in net assets available for benefits	$—	$(237,107)

Note 6. Related Party Transactions

The Trustee is a subsidiary of Hancock Holding Company. Transactions between the Plan and Trustee, or the Plan and the sponsor (Hancock Holding Company), are considered to be exempt party-in-interest transactions. Mutual fund investments where Hancock Bank acts as an investment advisor totaled $52,774,208 and $45,325,087 as of December 31, 2012 and 2011, respectively. At December 31, 2012 and 2011, the Plan held certificates of deposit in Hancock Bank totaling $-0- and $335,880, respectively. Additionally, at December 31, 2012 and 2011, the Plan owned $28,752,774 (906,170 shares) and $11,680,335 (365,353 shares) respectively, in Hancock Holding Company common stock. During 2012 and 2011, the Plan recorded $364,191 and $341,331, respectively, in dividend income on Hancock Holding Company common stock. The Plan paid no administrative fees to the Trustee during 2012 and 2011.

Note 7. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

HANCOCK HOLDING COMPANY 401(k) SAVINGS PLAN

Years Ended December 31, 2012 and 2011

NOTES TO FINANCIAL STATEMENTS

Note 8. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event that the Plan is terminated, participants would become 100 percent vested in their account.

Note 9. Fair Value Measurements

FASB ASC Topic 820, Fair Value Measurements and Disclosures, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC Topic 820 are described as follows:

•	Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

•	Level 2 – Inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

•	Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value on a recurring basis. There have been no changes in the methodologies used at December 31, 2012 and 2011.

Mutual funds and money market funds: Valued at the net asset value (“NAV”) of shares held by the Plan at year-end.

Certificates of deposit: Valued at cost, which approximates fair value.

Employer securities: These common stocks are valued at the closing price reported on the active market on which the individual securities are traded.

HANCOCK HOLDING COMPANY 401(k) SAVINGS PLAN

Years Ended December 31, 2012 and 2011

NOTES TO FINANCIAL STATEMENTS

Note 9. Continued

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2012:

	Level 1	Level 2	Level 3
Mutual funds
Fixed income	$17,293,180	$—	$—
Equity	76,641,720	—	—
Money market funds	4,643,735	—	—
Employer securities	28,752,774	—	—

Total investments at fair value	$127,331,409	$—	$—

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2011:

	Level 1	Level 2	Level 3
Mutual funds
Fixed income	$15,829,429	$—	$—
Equity	37,987,267	—	—
Money market funds	3,888,791	—	—
Certificate of deposit	—	335,880	—
Employer securities	11,680,335	—	—

Total assets at fair value	$69,385,822	$335,880	$—

Note 10. Subsequent Events

The Plan has evaluated, for consideration of recognition or disclosure, subsequent events that have occurred through the date of issuance of its financial statements, and has determined that no significant events occurred after December 31, 2012, but prior to the issuance of these financial statements that would have a material impact on its financial statements.

HANCOCK HOLDING COMPANY 401(k) SAVINGS PLAN

Employer Identification Number 64-0693170

Plan Number: 003

Schedule H, Line 4(i)

Schedule of Assets (Held at End of Year)

December 31, 2012

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Money Market Funds—Short Term Investments
	*Hancock Horizon	Govt Money Mkt Instl
		4,643,332.99 shares		$4,643,333
	Schwab	Retirement Advtg Money Fund
		402.08 shares		402

		Total Money Market Funds		4,643,735

	Employer Securities—Common Stock
	*Hancock Holding Co.	906,170 shares common stock		28,752,774

	Mutual Funds—Fixed Income
	Federated	Bond Fund Instl CL
		362,745.70 shares		3,493,241
	Federated	U.S. Government Securities
		109,447.22 shares		1,257,549
	*Hancock Horizon	Core Bond Class A
		747,015.51 shares		12,542,390

		Total Fixed Income Funds		17,293,180

	Mutual Funds—Equity
	Federated	Intercontinental Fund Class A
		16,535.64 shares		819,671
	Federated	Max-Cap Fund
		208,934.53 shares		2,772,561
	Fidelity	Spartan International Index Inv
		104,074.45 shares		3,567,672
	Fidelity	Capital Appreciation
		491,455.02 shares		14,438,948
	Fidelity	Contrafund
		187,835.72 shares		14,570,417
	Fidelity Advisor	Diversified Intl Fund Class T
		34,621.07 shares		554,630
	*Hancock Horizon	Quantitative Long/Short Fund Class A
		112,438.63 shares		1,852,989
	*Hancock Horizon	Diversified International Fund Class A
		166,869.56 shares		3,415,820

HANCOCK HOLDING COMPANY 401(k) SAVINGS PLAN

Employer Identification Number 64-0693170

Plan Number: 003

Schedule H, Line 4(i)

Schedule of Assets (Held at End of Year)

December 31, 2012

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Mutual Funds, continued
	*Hancock Horizon	Burkenroad Class A
		148,610.19 shares		$6,185,156
	*Hancock Horizon	Growth Fund Class A
		662,337.51 shares		11,908,828
	*Hancock Horizon	Value Fund Class A
		533,873.01 shares		12,225,692
	T Rowe Price	Growth Stock Fund
		82,201.44 shares		3,023,369
	T Rowe Price	Small-Cap Stock Fund
		38,376.91 shares		1,305,967

		Total Mutual Funds—Equity		76,641,720

		Total Investments		127,331,409

	Cash			343,846

	Investment sales receivable			82,572,626
	Notes receivable from participants	Range of interest rates from 4.25 to 9.25 percent with maturity dates through 2021		2,794,221

		Total		$213,042,102

*	Denotes party-in-interest.
(d)	Cost information is omitted due to transactions being participant or beneficiary directed under an individual account plan.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

Hancock Bank 401(k) Savings and Investment Plan and Trust (now known as the Hancock Holding Company 401(k) Savings Plan and Trust)

Date: June 28, 2013	By:	/s/ Brian Adams
Name: Brian Adams Title: Plan Administrator

S-1

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm

E -1